
May 21, 2025

Craig Parker
President and Chief Executive Officer
Surrozen, Inc.
171 Oyster Point Blvd., Suite 400
South San Francisco, CA 94080

      Re: Surrozen, Inc.
            Registration Statement on Form S-3
            Filed May 20, 2025
            File No. 333-287434

Dear Craig Parker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonie I. Kondracki